YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	February 1, 2007
Ref.	IGPAC (1)

Direct Dial:	+972-3-608-7864
Direct Fax:	+972-3-608-7714
E-mail:	adrian@arnon.co.il

Via Edgar

Mr. Dave Walz
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Israel Growth Partners Acquisition Corp. Item 4.01 Form 8-K Filed December 6, 2006 File No. 051980

Dear Mr. Walz

On behalf of Israel Growth Partners Acquisition Corp., a Delaware corporation (the “Company”), enclosed is a copy of the Company’s Current Report on Form 8-K/A (the “Revised Current Report”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Company’s Current Report on Form 8-K filed with the Commission on December 6, 2006 (the “Original Current Report”).

The changes reflected in the Revised Current Report are made in response to the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) of the Commission regarding the Original Current Report (File number: 051980) set forth in the Staff’s letter of December 15, 2006.

Item 4.01 Form 8-K

1.	Please remove your reference to the report of BDO Seidman, LLP, dated July 18, 2006. This report does not appear to be included in a filing with the commission. Please revise your Form 8-K, or advise us of the nature of the accountant’s report.

Response: The Company supplementally advises Staff that the report of BDO Seidman was filed with the Commission on July 18, 2006 as Exhibit 99.1 to the Company’s Current Report on Form 8-K. Nevertheless, for the purposes of clarity, the Company advises Staff that it has noted the Staff’s comment and added to Item 4.01 of the Revised Current Report the reference to the initial filing of the July 18, 2006 auditor’s report.

YIGAL ARNON & CO.

2.	Item 304(a)(1)(ii) of Regulation S-K required you to disclose whether the former accountant’s report on the financial statements for your period since inception contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainly, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification, if applicable. Please revise.

Response:The Company advises the Staff that it has noted the Staff’s comment and added the required disclosures to Item 4.01 of the Revised Current Report.

3.	It appears that you have a typographical error in the final paragraph of your report. Your inception date is previously noted as August 1, 2005. Please amend your reference to August 1, 2006, as it appears to be in error.

Response:The Company advises the Staff that it has noted the Staff’s comment and revised the disclosure contained in Item 4.01 of the Revised Current Report.

4.	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response: The Company advises the Staff that it has noted the Staff’s comment and has included in Exhibit 16.1, an updated letter from the Company’s former auditor addressing the revised disclosure in Item 4.01 of the Revised Current Report.

        For your information the Company’s facsimile number is +972-3-575-1419.

        If you have any questions or comments regarding the foregoing, please contact the undersigned at +972 3 608 7864.

Sincerely yours, Adrian Daniels, Adv.